Mail Stop 3561

June 6, 2006

Mr. Ronald S. Boreta
President and Chief Executive Officer
All-American SportPark, Inc.
6730 South Las Vegas Boulevard
Las Vegas, Nevada 89119

      Re: **All-American SportPark, Inc.**
               Amendment No. 1 to Form 10-KSB for the Fiscal Year Ended
               December 31, 2004
               Filed April 17, 2006

               Form 10-QSB for the Fiscal Quarter Ended March 31, 2006
               Filed May 22, 2006
               File No. 0-24970

Dear Mr. Boreta:

     We have reviewed your responses of April 5, 2006 and April 12, 2006 to our prior comments and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We would appreciate if you would show us in your supplemental response what the revised disclosures will look like prior to filing an amendment. These additional disclosures should be included in your future filings. After reviewing the information included in your response, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 7. Financial Statements

Report of Independent Registered Public Accounting Firm, page 26

1.   We note the revisions to Form 10-KSB, as amended, and the related disclosure of
        your restatements to fiscal years 2002 through 2004 in Note 1(e) on pages F-7
        through F-11. However, the report issued by the independent registered public
        accounting firm has not been revised, as required, to include a reference to the
        restatements. Please coordinate with your independent registered public
        accounting firm so that they can revise their report to include an explanatory
        paragraph relating to the restatements with a reference to the related note
        disclosure. The date of the audit report should also be revised, as deemed
        appropriate, to reference the additional work performed on the financial
        statements by the independent accounting firm as a result of the restatements.
        Refer to AU Sections 530, 560 and 561 of the Codification of Statements on
        Auditing Standards by the AICPA, as adopted in the Interim Auditing Standards
        issued by the PCAOB.

Item 13. Exhibits, page 24

2.   We note that you did not file electronically with Amendment No. 1 to Form 10-
        KSB for the year ended December 31, 2004 an updated consent from your
        independent registered public accounting firm. Please file this consent on
        EDGAR. Refer to Item 601(b)(23) of Regulation S-B.

* * * * *

        As appropriate, please send us your response to these comments within 10
business days or tell us when you will provide us with a response. Please furnish a cover
letter with your response that keys your responses to our comments and provides any
requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that the filing includes all
information required under the Securities Act of 1934 and that they have provided all
information investors require for an informed investment decision. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101(a) of Regulation S-T. You may contact Milwood Hobbs at (202) 551-3241, or in his absence, the undersigned at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Any other questions regarding disclosure issues maybe directed to H. Christopher Owings at (202) 551-3720.

Sincerely,

Michael Moran
Accounting Branch Chief